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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                               HealthExtras, Inc.
                               ------------------
                                (Name of Issuer)

                    Common Stock (par value, $.01 per share)
                    ----------------------------------------
                         (Title of Class of Securities)

                                    422211102
                                    ---------
                                 (CUSIP Number)

             Thomas L. Blair, 2273 Research Boulevard, Second Floor,
                    Rockville, Maryland 20850 (301-548-2900)
            --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  June 29, 2001
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. __

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.




CUSIP No.   422211102

           1.     Names of Reporting Persons
                  I.R.S. Identification Nos. of Above Persons (entities only).
                  ------------------------------------------------------------

                  Thomas L. Blair and Alice M. Blair IRS Id. No. ###-##-####


           2.     Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                  ------------------------------------------------
                  (a)    ____
                  (b)    ____


           3.     SEC Use Only
                  ------------


           4.     Source of Funds (See Instructions)  PF
                  ---------------------------------


           5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ___
                  -------------------------------------------------------------


           6.     Citizenship or Place of Reorganization:   USA
                  ---------------------------------------


Number of  7.     Sole Voting Power         7,929,700 shares
                  -----------------
Shares Bene-
ficially   8.     Shared Voting Power               0 shares
                  -------------------
Owned by
Each       9.     Sole Dispositive Power    7,929,700 shares
                  ----------------------
Person With
         10.      Shared Dispositive Power          0 shares
                  ------------------------


         11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                  ------------------------------------------------------------
                                            7,929,700 shares


         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares
                  -----------------------------------------------------------
                  (See Instructions)  __


         13.      Percent of Class Represented by Amount in Row (11)
                  --------------------------------------------------
                                               27.14%


         14.      Type of Reporting Person (See Instructions)  IN
                  -------------------------------------------

ITEM 1.  SECURITY AND ISSUER
         -------------------

         The Schedule 13D (this "Schedule") to which this Amendment No. 2 pertains, relates to shares of common stock (the "Common Stock"), par value $.01 per share, of HealthExtras, Inc., (the "Company"), a corporation organized under the laws of the State of Delaware. The principal executive offices of the Company are located at 2273 Research Boulevard, Second Floor, Rockville, Maryland 20850.

ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

         Item 2 of the Schedule 13D is revised in pertinent part as follows:

         (a) Name - This statement is being filed by Thomas L. Blair ("Blair") and his wife Alice M. Blair (together with Blair, the "Reporting Persons").

         (b) Residence or business address - The business address of Thomas L. Blair is 2273 Research Boulevard, Second Floor, Rockville, Maryland 20850.

         (c) Present occupation or employment: Blair is Chairman of the Board of the Company. Alice M. Blair is not employed.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS.
         ---------------------------

         Item 3 of the Schedule 13D is revised as follows:

         Blair paid $11.3 million with respect to the transaction with BCE Emergis Inc. described in Item 5 of this Amendment No. 2 to the
         Schedule 13D. The source of the funds was personal funds.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

         Item 5 of the Schedule 13D is revised in pertinent part as follows:

          (a) The Reporting Persons are the beneficial owner of 7,929,700 shares of Common Stock, which based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act represents 27.14% of the outstanding shares of Common Stock. Of the total shares, Mr. Blair has sole power to vote and invest 4,154,700 shares and Mrs. Blair has sole power to vote and invest 3,775,000 shares.

          (b) One or the other of the Reporting Persons has the sole power to vote or to direct the vote and to dispose of or direct the disposition of all of the shares of Common Stock to which this
              Schedule 13D, as amended, relates, subject to paragraph (d) of this Item.

          (d) On June 29, 2001 Mr. Blair entered into a transaction with BCE Emergis, Inc. and its subsidiary BCE Emergis Corporation, formerly United Payors & United Providers, Inc. (Collectively "BCE"), whereby Mr. Blair paid an aggregate of $11.3 million to BCE in return for i) revision of the option until July 31, 2004 granted by Mr. Blair to BCE to purchase from him, for $0.92 per share, a total of 4,330,000 shares of company common stock pursuant to which Mr. Blair (x) reacquired the option rights on 1,100,000 of the shares and (y) received the right to reacquire, prior to June 30, 2004, the option rights on the remaining 3,230,000 shares for $5.22 per share; and (ii) cancellation of an inactive royalty agreement between HealthExtras and BCE.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.
              -------------------------------------------------------------

              Item 6 of the Schedule 13D is revised to add a reference to the disclosures in Item 5.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 14, 2001                          /s/  Thomas L. Blair
------------------                          ---------------------------
Date                                             Thomas L. Blair

Septeber 14, 2001                          /s/  Alice M. Blair
------------------                          ---------------------------
                                                 Alice M. Blair






The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
           FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)